# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Lane Acquisition Corp., CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001743937

## Reporting persons
- TOMS Capital Investment Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,902,300; sole dispositive power 0; shared dispositive power 3,902,300; aggregate amount beneficially owned 3,902,300 (30.8% of the class)

## Item 1. Issuer
Name of issuer: Willow Lane Acquisition Corp.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York, 10107

## Item 2. Person Filing
Name of person filing:
This statement is filed by TOMS Capital Investment Management LP ("TCIM" or the "Reporting Person"), with respect to Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Willow Lane Acquisition Corp. (the "Issuer") held by, or acquirable within 60 days by, certain funds and accounts to which TCIM serves as the investment manager (the "TCIM Funds").

TCIM Management GP LLC ("TCIM GP") is the General Partner of TCIM, and Noam Gottesman is the Senior Member of TCIM GP. Each of TCIM and TCIM GP have established a management board which has been delegated responsibility for all aspects of the management and operation of TCIM and TCIM GP.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: 450 West 14th Street, 13th Floor, New York, NY 10014.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 12,650,000 Class A Ordinary Shares outstanding as of March 12, 2026, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2026.
Percent of class: 30.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). TCIM Master Fund Ltd, a TCIM Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TOMS Capital Investment Management LP: /s/ Jacqueline Dagan, Jacqueline Dagan, General Counsel and Chief Compliance Officer (05/07/2026)